Shinhan Financial Group 2010 1Q Operating Results

On April 29, 2010, Shinhan Financial Group held an earning release conference for 2010 1Q, which was also aired through a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

					Change
	1Q 2010	4Q 2009	Change (in%)	1Q 2009	(in%)
Operating Revenue	9,453,733	8,193,718	15.4%	22,331,108	-57.7%

Operating Income	1,100,141	492,816	123.2%	202,929	442.1%

Income from Continuing Operation	1,085,462	404,812	168.1%	202,037	437.3%

Net Income	779,042	256,211	204.1%	118,117	559.5%

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW million)

					Change
	1Q 2010	4Q 2009	Change (in%)	1Q 2009	(in%)
Operating Revenue	6,891,596	5,605,518	22.9%	19,849,588	-65.3%

Operating Income	775,455	372,588	108.1%	116,159	567.6%

Income from Continuing Operation	762,407	256,581	197.1%	104,335	630.7%

Net Income	588,576	184,100	219.7%	73,733	698.3%

3. Operating Results of Shinhan Card (non-consolidated)

(KRW million)

					Change
	1Q 2010	4Q 2009	Change (in%)	1Q 2009	(in%)
Operating Revenue	984,933	962,389	2.3%	985,638	-0.1%

Operating Income	330,788	321,192	3.0%	171,078	93.4%

Income from Continuing Operation	336,464	306,276	9.9%	173,046	94.4%

Net Income	262,605	242,173	8.4%	142,569	84.2%